

November 1, 2023

Anat Ashkenazi
Executive Vice President and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

  Re: Eli Lilly and Company
    Form 10-K for the fiscal year ended December 31, 2022
    Response dated October 26, 2023
    File No. 001-06351

Dear Anat Ashkenazi:

  We have reviewed your October 26, 2023 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Response dated October 26, 2023

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 37

1. We note your response to prior comment 1 and re-issue it in part. Please expand your disclosure to address how your reputation or brand could be affected by climate change and the potential response from investors, lenders, and customers.

2. We note your response to prior comment 2 stating that you did not experience any material impacts from severe weather-related events and re-issue it in part.
Please quantify all weather-related damages to your property or operations for each of the years ended December 31, 2022, 2021, and 2020.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donald A. Zakrowski, Senior VP Finance & CAO